Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED

2007 JUN -8 A 11:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07024270

31 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED

JUN 1 2 2007 E

THOMSON
FINANCIAL

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

30 May 2007

Tabcorp appoints John Story as Chairman-elect

Tabcorp Holdings Ltd today announced that John Story is to succeed Michael Robinson as Chairman of Tabcorp after the company's Annual General Meeting in November.

In announcing the appointment, Mr Robinson said: "John Story is an outstanding choice to take over as Chairman and to lead Australia's premier gambling and entertainment company.

Mr Story has some 15 years experience in the gambling industry having joined Tabcorp as a Director in 2004 following the company's merger with Jupiters Ltd. Mr Story was a Board member of Jupiters for 12 years and played a significant role in making Jupiters one of the most successful companies in Queensland.

Mr Story is Chairman of Suncorp-Metway Ltd, non-executive Chairman of Corrs Chambers Westgarth and a Director of CSR Ltd. He is also Chairman of the Australian Institute of Company Directors and a member of the Senate of the University of Queensland.

In line with the company's succession plan, Mr Robinson announced in March that he would retire at this year's AGM after serving as Chairman since Tabcorp listed on the Australian Stock Exchange in 1994.

In April this year, Tabcorp announced that John O'Neill, a leader in international sport and mass entertainment, had been appointed as a Director, subject to regulatory approval. Mr O'Neill is proceeding through the regulatory approval process and the company expects him to join the Board before the AGM.

Separately, Tabcorp today confirmed that it will not undertake a capital management program at this time. This follows a statement at the presentation of the company's half year results in February 2007 that a capital management initiative would be considered.

The capital structure of the company will continue to be under review as part of the company's normal management and governance processes.

For further information contact:
Bruce Tobin
Group General Manager Corporate Affairs 03 9868 2508

31 May 2007

New Zealand Racing Board and Tabcorp announce pooling alliance

The New Zealand Racing Board and Tabcorp today announced an historic agreement to combine their totalisator pools, bringing benefits to punters and the Australian and New Zealand racing industries.

The agreement covers the co-mingling of the New Zealand and Australian SuperTAB totalisator pools, the expansion of New Zealand and Australian wagering schedules and an International Marketing Agreement with Sky Channel.

New Zealand Racing Board Chief Executive, Graeme Hansen, said: "The key goal of the organisations is to put in place initiatives to benefit customers and the racing industries on both sides of the Tasman. Today's signing is the culmination of a great deal of work and commitment by Tabcorp and the New Zealand Racing Board to achieve this objective."

Tabcorp's Acting Chief Executive Officer, Elmer Funke Kupper, said co-mingling of the pools was an exciting initiative, which would strengthen the Australian and New Zealand racing industries.

"The agreement is focused on strengthening our vibrant local racing industries, as well as delivering benefits to customers and Tabcorp," Mr Funke Kupper said.

"The alliance gives both our customers what they want - higher liquidity in the wagering pools and more stable dividends. It is the first step in Tabcorp's goal to provide our customers with access to the best and largest international pools via co-mingling.

"By betting into a co-mingled New Zealand and Super TAB pool, New Zealand punters will be betting on Australian racing as if they are in Australia. Australian punters will be betting on New Zealand racing as if they are in New Zealand."

Co-mingling will take part in two phases.

- The first phase is the co-mingling of the New Zealand and Super TAB pools on Australian thoroughbred, harness and greyhound racing, which will commence with Win, Place, Each Way and Quinella bets during the week of 4 June, subject to final regulatory approval being received. This will allow New Zealand customers to bet on Australian racing into a larger betting pool.
- The second phase is expected to take place later this year with co-mingling of New Zealand and SuperTAB bets on New Zealand thoroughbred, harness and greyhound racing. This will allow Australian punters to bet on New Zealand racing into a larger betting pool.

The agreement will also mean an increase in the number of races the New Zealand Racing Board exports to Australia, as well as an increase in the amount of Australian racing broadcast in New Zealand.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

*   *   *   *   *   *   *

Tabcorp-owned Sky Channel will act as the New Zealand Racing Board's international broadcast agent providing real opportunities to take New Zealand racing - and wagering on New Zealand racing - into Europe, North America and Asian markets.

"Sky Channel has been exporting Australian racing for more than a decade and we are delighted to now sell and market New Zealand races to other countries where Sky currently markets Australian racing," Mr Funke Kupper said.

Internationalisation of New Zealand racing product will help ensure New Zealand's place in the global racing community by providing greater opportunities to showcase New Zealand-bred horses around the world.

The New Zealand Racing Board has worked with the codes to supply a seamless racing calendar. Mr Hansen acknowledged the contribution the three codes have made towards achieving the final agreement.

"The co-operation between all three racing codes and the New Zealand Racing Board has enabled us to make co-mingling a reality," Mr Hansen said.

ENDS

About Tabcorp
Tabcorp is Australia's largest gambling and entertainment company, conducting a unique combination of wagering, gaming, hospitality and media activities across Australia. Tabcorp conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, Australia and provides on-course totalisators at metropolitan and country race meetings. Tabcorp also manages leading customer brands in Australia, including the Star City and Jupiters casinos, Tabaret, Keno and TAB Sportsbet, serving millions of customers every year.

About New Zealand Racing Board
The New Zealand Racing Board is charged under statute to operate the industry to the benefit of these many diverse members, and the thousands of people who derive their livelihood from it. Under the Racing Act 2003, the responsibilities of the New Zealand Racing Board are to:

- Run the TAB, New Zealand's sole provider of betting on racing and sport;
- Maximise betting profits for the long-term good of New Zealand racing; and
- Promote the racing industry.

For more information, please contact:
Tabcorp
Nicholas Tzaferis, Media Relations Manager, +61 (0)400 028 110

New Zealand Racing Board
Graeme Hansen, CEO NZRB 021 576 690

END